                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 9)*

                           MAI SYSTEMS CORPORATION
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                         COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 552620 20 5
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

         Marc N. Bell, c/o Brooke Group Ltd., 100 S.E. Second Street,
                        Miami FL 33131 (305) 579-8000
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 24, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552620 20 5           SCHEDULE 13D   Page     2    of    4    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                                                               BENNETT S. LEBOW
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                                  UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                             581,233
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                                   --
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                            581,233
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                             --
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        581,233
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                           8.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                                                             IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 3 OF 4 PAGES

PRELIMINARY STATEMENT:

        This Amendment No. 9 supplements the Schedules 13D filed severally by, among others, Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on April 25, 1994, as previously amended by Consolidated Amendments Nos. 1-2 and Amendments Nos. 3-8 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of May 28, 1996, the Reporting Person was the beneficial owner of 581,233 shares of Common Stock (the "Shares"), which constituted approximately 8.6% of the 6,728,401 shares of Common Stock outstanding as of March 22, 1996 (as reported in MAI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

        (b) The Reporting Person indirectly exercises voting power and dispositive power over the Shares through LeBow Family Partnership 1993, Ltd., a Florida limited partnership ("LFP").

        (c) The following transactions in the Common Stock were effected during the past sixty days:


        Trade Date  Nature of Transaction     Quantity     Price Per Share ($)
        ----------  ------------------------  -----------  -------------------
        04/19/96      AMEX - Disposition*       800,000          5.75
        05/02/96      AMEX - Disposition**       10,000          7.75
        05/03/96      AMEX - Disposition*         9,000          8.50
        05/03/96      AMEX - Disposition*         1,000          8.62
        05/08/96      AMEX - Disposition**        1,000          8.62
        05/08/96      AMEX - Disposition**        9,000          8.50
        05/09/96      AMEX - Disposition*        10,000          8.75
        05/10/96      AMEX - Disposition**        5,000          9.00
        05/10/96      AMEX - Disposition**        5,000          8.87
        05/10/96      AMEX - Disposition*        10,000          9.00
        05/14/96      AMEX - Disposition*         1,200          9.12
        05/15/96      AMEX - Disposition*         5,000          9.12
        05/15/96      AMEX - Disposition*         5,000          9.75
        05/24/96      AMEX - Disposition**       13,799          9.75
        05/24/96      AMEX - Disposition*       186,201          9.75

        * By the Reporting Person
        **By LFP


        Item 6 is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As of May 24, 1996, all shares of Common Stock owned directly by the Reporting Person and that had been pledged to U.S. Clearing Corp., as security for a margin loan, had been sold by the Reporting Person.

                                  SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 4 OF 4 PAGES


SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 1996.

                                          BENNETT S. LEBOW


                                          By: /s/ Bennett S. LeBow
                                              ------------------------------
                                              Bennett S. LeBow